MASSEY ENERGY COMPANY

4 North 4th Street

Richmond, Virginia 23219

May 15, 2006

VIA EDGAR AND FACSIMILE (202) 772-9203

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Tangela Richter Branch Chief Division of Corporation Finance Mail Stop 7010

Massey Energy Company

Registration Statement on Form S-4

(File No. 333-131415)

Ms. Richter:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Massey Energy Company and its Co-Registrants hereby request acceleration of effectiveness of the above-referenced Registration Statement on Form S-4 to 12:00 p.m. on May 17, 2006 or as soon thereafter as practicable.

Very truly yours, MASSEY ENERGY COMPANY

By:	/s/ Thomas J. Dostart
Name: Thomas J. Dostart Title: Vice President, General Counsel & Secretary

A.T. MASSEY COAL COMPANY, INC.

By:	/s/ Thomas J. Dostart
Name: Thomas J. Dostart Title: Vice President, General Counsel & Secretary

ALEX ENERGY, INC.

ARACOMA COAL COMPANY, INC.

BANDMILL COAL CORPORATION

BANDYTOWN COAL COMPANY

BARNABUS LAND COMPANY

BELFRY COAL CORPORATION

BEN CREEK COAL COMPANY

BIG BEAR MINING COMPANY

BIG SANDY VENTURE CAPITAL CORP.

BLACK KING MINE DEVELOPMENT CO.

BLUE RIDGE VENTURE CAPITAL CORP.

BOONE EAST DEVELOPMENT CO.

BOONE WEST DEVELOPMENT CO.

BOONE ENERGY COMPANY

CENTRAL PENN ENERGY COMPANY, INC.

CENTRAL WEST VIRGINIA ENERGY COMPANY

CERES LAND COMPANY

CLEAR FORK COAL COMPANY

CRYSTAL FUELS COMPANY

DEHUE COAL COMPANY

DELBARTON MINING COMPANY

DEMETER LAND COMPANY

DOUGLAS POCAHONTAS COAL CORPORATION

DRIH CORPORATION

DUCHESS COAL COMPANY

DUNCAN FORK COAL COMPANY

EAGLE ENERGY, INC.

ELK RUN COAL COMPANY, INC.

FEATS VENTURE CAPITAL CORP.

GOALS COAL COMPANY

GREEN VALLEY COAL COMPANY

GREYEAGLE COAL COMPANY

HADEN FARMS, INC.

HAZY RIDGE COAL COMPANY

HIGHLAND MINING COMPANY

HOPKINS CREEK COAL COMPANY

INDEPENDENCE COAL COMPANY, INC.

JACKS BRANCH COAL COMPANY

JOBONER COAL COMPANY

KANAWHA ENERGY COMPANY

By:	/s/ Richard R. Grinnan
Name: Richard R. Grinnan Title: Secretary

KNOX CREEK COAL CORPORATION

LAUREN LAND COMPANY

LAXARE, INC.

LOGAN COUNTY MINE SERVICES, INC.

LONG FORK COAL COMPANY

LYNN BRANCH COAL COMPANY, INC.

MAJESTIC MINING, INC.

MARFORK COAL COMPANY, INC.

MARTIN COUNTY COAL CORPORATION

MASSEY COAL SALES COMPANY, INC.

MASSEY GAS & OIL COMPANY

MASSEY TECHNOLOGY INVESTMENTS, INC.

NEW MARKET LAND COMPANY

NEW RIDGE MINING COMPANY

NEW RIVER ENERGY CORPORATION

NICCO CORPORATION

NICHOLAS ENERGY COMPANY

OMAR MINING COMPANY

PEERLESS EAGLE COAL CO.

PERFORMANCE COAL COMPANY

PETER CAVE MINING COMPANY

PILGRIM MINING COMPANY, INC.

POWER MOUNTAIN COAL COMPANY

RAVEN RESOURCES, INC.

RAWL SALES & PROCESSING, CO.

ROAD FORK DEVELOPMENT COMPANY, INC.

ROBINSON-PHILLIPS COAL COMPANY

RUM CREEK COAL SALES, INC.

RUSSELL FORK COAL COMPANY

SC COAL CORPORATION

SCARLET DEVELOPMENT COMPANY

SHANNON-POCAHONTAS COAL CORPORATION

SHENANDOAH CAPITAL MANAGEMENT CORP.

SIDNEY COAL COMPANY, INC.

SPARTAN MINING COMPANY

ST. ALBAN’S CAPITAL MANAGEMENT CORP.

STIRRAT COAL COMPANY

STONE MINING COMPANY

SUPPORT MINING COMPANY

SYCAMORE FUELS, INC.

By:	/s/ Richard R. Grinnan
Name: Richard R. Grinnan Title: Secretary

T.C.H. COAL CO.

TALON LOADOUT COMPANY

TENNESSEE CONSOLIDATED COAL COMPANY

TENNESSEE ENERGY CORP.

THUNDER MINING COMPANY

TOWN CREEK COAL COMPANY

TRACE CREEK COAL COMPANY

VANTAGE MINING COMPANY

WHITE BUCK COAL COMPANY

WILLIAMS MOUNTAIN COAL COMPANY

WYOMAC COAL COMPANY, INC.

By:	/s/ Richard R. Grinnan
Name: Richard R. Grinnan Title: Secretary

MASSEY COAL SERVICES, INC.

By:	/s/ Richard R. Grinnan
Name: Richard R. Grinnan Title: Assistant Secretary

HANNA LAND COMPANY, LLC

By:	ALEX ENERGY, INC., its manager

By:	/s/ Richard R. Grinnan
Name: Richard R. Grinnan Title: Secretary

SHANNON-POCAHONTAS MINING COMPANY

By:	SHANNON-POCAHONTAS COAL CORPORATION, a partner

By:	/s/ Richard R. Grinnan
Name: Richard R. Grinnan Title: Secretary

By:	OMAR MINING COMPANY, a partner

By:	/s/ Richard R. Grinnan
Name: Richard R. Grinnan Title: Secretary

TUCSON LIMITED LIABILITY COMPANY

By:	A.T. MASSEY COAL COMPANY, INC., Its manager

By:	/s/ Richard R. Grinnan
Name: Richard R. Grinnan Title: Assistant Secretary

MASSEY ENERGY COMPANY

4 North 4th Street

Richmond, Virginia 23219

May 15, 2006

VIA EDGAR AND FACSIMILE (202) 772-9203

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Tangela Richter Branch Chief Division of Corporation Finance Mail Stop 7010

Massey Energy Company (the “Company”)

Registration Statement on Form S-4 filed January 31, 2006 (the “Filing”)

File No. 333-131415

Dear Ms. Richter:

In connection with the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its comment letters to Mr. Thomas J. Dostart, Vice President, General Counsel & Secretary of the Company, dated February 24, 2006 and March 17, 2006, the Company acknowledges the following:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, MASSEY ENERGY COMPANY

By:	/s/ Thomas J. Dostart
Name: Thomas J. Dostart Title: Vice President, General Counsel & Secretary